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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-1

                               (AMENDMENT NO. 1)

                             TENDER OFFER STATEMENT
                          PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                             ---------------------

                                WCI STEEL, INC.

                           (Name of Subject Company)

                         ------------------------------

                            WCI STEEL HOLDINGS, INC.
                             THE RENCO GROUP, INC.

                                   (Bidders)

                         ------------------------------

                 COMMON STOCK, NO PAR VALUE, $.01 STATED VALUE

                         (Title of Class of Securities)

                                   92923J109

                     (CUSIP Number of Class of Securities)

                         ------------------------------

                           DENNIS A. SADLOWSKI, ESQ.
                             THE RENCO GROUP, INC.
                            WCI STEEL HOLDINGS, INC.
                           C/O THE RENCO GROUP, INC.
                              30 ROCKEFELLER PLAZA
                            NEW YORK, NEW YORK 10112

          (Name, Address and Telephone Number of Person Authorized to
            Receive Notices and Communications on Behalf of Bidders)

                         ------------------------------

                                    COPY TO:
                             MICHAEL C. RYAN, ESQ.
                         CADWALADER, WICKERSHAM & TAFT
                                100 MAIDEN LANE
                            NEW YORK, NEW YORK 10038

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This Amendment No. 1 (this "Amendment") on Schedule 14D-1 amends and supplements the Tender Offer Statement on Schedule 14D-1 (the "Statement") originally filed with the Securities and Exchange Commission on October 28, 1996 by WCI Steel Holdings, Inc., a Delaware corporation ("Holdings"), and The Renco Group, Inc., a New York corporation ("Renco") that beneficially owns 30,746,900 shares of common stock, no par value, $.01 stated value (the "Shares"), of WCI Steel, Inc., an Ohio corporation (the "Company"), relating to the offer by Holdings to purchase all of the outstanding Shares at $10.00 per Share, net to the seller in cash, on the terms and subject to the conditions, and as more fully set forth in, the Offer to Purchase, dated October 28, 1996 (the "Offer to Purchase"), and in the related Letter of Transmittal, copies of which have been previously filed with the Statement as Exhibits (a)(1) and (a)(2) respectively, thereto (which, as may be thereafter amended, collectively constitute the "Offer").

    Capitalized terms used herein and not otherwise defined herein shall have the respective meanings ascribed to such terms in the Statement. Except as expressly set forth below, all information in the Statement remains unchanged and is incorporated herein by reference.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS

    Item 11 is hereby amended and restated to read in its entirety as follows:

(a)(1)     Offer to Purchase, dated October 28, 1996.
(a)(2)     Letter of Transmittal.
(a)(3)     Notice of Guaranteed Delivery.
(a)(4)     Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(5)     Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and
             Other Nominees.
(a)(6)     Guidelines for Certification of Taxpayer Identification Number on Substitute Form
             W-9.
(a)(7)     Letter to Shareholders of the Company, dated October 28, 1996.
(a)(8)     Text of Press Release, dated October 23, 1996.
(a)(9)     Summary Advertisement, dated October 31, 1996.
(b)        Commitment Letter, dated October 25, 1996, from Congress Financial Corporation to
             The Renco Group, Inc.
(c)        Letter, dated October 9, 1996, from The Renco Group, Inc. to the Board of Directors of WCI Steel, Inc.
(d)        None.
(e)        Not applicable.
(f)        None.

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                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 31, 1996

                                            WCI
                                            STEEL
                                            HOLDINGS,
                                            INC.

                                            By: /s/ ROGER
                                              L. FAY
                                              --
                                              Name: Roger
                                              L. Fay
                                               Title: Vic
                                              President

                                            THE
                                            RENCO
                                            GROUP,
                                            INC.

                                            By: /s/ ROGER
                                              L. FAY
                                              --
                                              Name: Roger
                                              L. Fay
                                               Title: Vic
                                              President,
                                              Finance

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                                 EXHIBIT INDEX

EXHIBIT                                                                                                      PAGE NO.
---------                                                                                                  -------------
(a)(1)     Offer to Purchase, dated October 28, 1996.....................................................        *
(a)(2)     Letter of Transmittal.........................................................................        *
(a)(3)     Notice of Guaranteed Delivery.................................................................        *
(a)(4)     Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees..............        *
(a)(5)     Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other            *
             Nominees....................................................................................
(a)(6)     Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.........        *
(a)(7)     Letter to Shareholders of the Company, dated October 28, 1996.................................        *
(a)(8)     Text of Press Release, dated October 23, 1996.................................................        *
(a)(9)     Summary Advertisement, dated October 31, 1996.................................................       --
(b)        Commitment Letter, dated October 25, 1996, from Congress Financial Corporation to The Renco           *
             Group, Inc..................................................................................
(c)        Letter, dated October 9, 1996, from The Renco Group, Inc. to the Board of Directors of WCI            *
             Steel, Inc..................................................................................
(d)        None..........................................................................................        *
(e)        Not applicable................................................................................        *
(f)        None..........................................................................................        *

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*   Previously filed